UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Commission File Number: 001-36532

SPHERE 3D CORP.

240 Matheson Blvd. East
Mississauga, Ontario, Canada, L4Z 1X1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[   ] Form 20-F                             [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [   ]          No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The information contained in this Form 6-K is incorporated by reference into, or as additional exhibits to, as applicable, the registrant's outstanding registration statements.

Overland Storage, Inc., a California corporation (“Overland”) and wholly owned subsidiary of Sphere 3D Corp. (the “Company”), Tandberg Data GmbH, a limited liability company organized under the laws of Germany (“Tandberg” and, together with Overland, collectively the “Borrowers”), and Opus Bank, a California commercial bank, as Lender (“Lender”), have entered into a Credit Agreement, dated as of April 6, 2016 (the “Credit Agreement”). Pursuant to the terms of the Credit Agreement, the Lender will provide the Borrowers a $10 Million revolving credit facility and Overland $10 Million term loan facility. The revolving credit facility will mature on April 6, 2018, and the term loan facility will mature the earlier of the maturity date in the Debenture (as defined below) or April 6, 2020. Further, as a condition of the extension of credit to the Borrowers under the Credit Agreement, the Company has agreed to issue to the Lender a warrant (the "Warrant") for the purchase of up to 1,541,768 common shares at an exercise price of $1.30 per common share.

The Company also entered into a Second Amendment (the “Second Amendment”) to its existing 8% Senior Secured Convertible Debenture, dated December 1, 2014, issued to FBC Holdings S.a r.l. (the “Debenture”), pursuant to which, among other things, the Debenture has been amended to provide an additional loan of $5,000,000 under the Debenture (the “Additional Loan”) and to make certain other amendments provided therein. The proceeds of the Additional Loan were used to pay off a portion of the outstanding obligations under the Revolving Credit Agreement referred to below.

In connection with the transactions contemplated by the Credit Agreement and the Second Amendment, the Company and the Borrowers have repaid all outstanding obligations under the Amended and Restated Loan and Security Agreement, dated as of March 19, 2014, by and among the Borrowers and Silicon Valley Bank, as amended, and all outstanding obligations under the Revolving Credit Agreement, dated as of July 10, 2015, by and among the Company, the subsidiaries of the Company party thereto and FBC Holdings S.a r.l., and such Amended and Restated Loan and Security Agreement and the Revolving Credit Agreement have been terminated.

The foregoing descriptions of the Warrant and the Second Amendment do not purport to be complete and are qualified in their entirety by reference to each of the Warrant and the Second Amendment, the forms of which are attached hereto as Exhibits 99.1 and 99.2, respectively, and incorporated herein by reference. The foregoing description of the Credit Amendment does not purport to be complete and is qualified in its entirety by reference to the Credit Amendment, which the Company intends to file as an exhibit to a subsequently-filed Report on Form 6-K. The Company intends to seek confidential treatment for certain portions of the Credit Amendment pursuant to a confidential treatment request to be submitted to the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

SUBMITTED HEREWITH

Exhibits

99.1	Warrant

99.2	Second Amendment

99.3	News Release dated April 6, 2016

99.4	News Release dated April 6, 2016

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPHERE 3D CORP.

Date: April 7, 2016	/s/ Eric L. Kelly
Name: Eric L. Kelly
Title: Chief Executive Officer